April 2, 2015

Securities and Exchange Commission

Division of Corporate Finance

Attention: Stephen Krikorian & Ryan Rohn

100 F. Street, N.E.

Washington, D.C. 20549

Stephen Krikorian Phone: 202-551-3488

Ryan Rohn Phone: 202-551-3739

Re:                             AudioEye, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarterly Period ended September 30, 2014
Filed November 7, 2014
File No. 333-177463

Dear Mr. Krikorian,

The following is in response to the comments in the Staff’s letter to Edward O’Donnell dated March 12, 2015.

As stated in the Company’s filing on April 1, 2015 of a Current Report on Form 8-K, the Company’s Audit Committee, based in part on the recommendation of the Company’s management and in consultation with the Company’s auditors and advisors, concluded that, because of errors identified in the Company’s previously issued financial statements, the Company will restate the financial statements for the quarters ended March 31, 2014, June 30, 2014 and September 30,2014.  With specific regard to revenue derived from non-cash exchanges of a license of the Company for the license of the Company’s customer and non-cash exchanges of a license of the Company for services of the Company’s customer, based on the review to date, the Company anticipates removing all such revenue.  The Company, along with its advisors and outside accountants, is undertaking a review of all of its financials for fiscal year 2013 and for the first three quarters of 2014.  The Company expects to complete the process and file its restated financials over the course of the next several weeks.

*******

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5210 E Williams Circle, Suite 500

Tucson, AZ 85711

866.331.5324 • Office: 520.663.0007

If there are any questions regarding the responses included herein, please call me at 480-282-9652 or email me at cbettis@audioeye.com.

Sincerely,

/s/ CARR BETTIS
Carr Bettis
Executive Chairman

CC:                          Nathaniel Bradley

Constantine Potamianos

Ryan Rohn

James Thompson

Steven Vertucci

David Ficksman

Donald Weinstein

Sandy Purcell